Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

SBC Weekly Update

June 13, 2005

SBC’s international operations will expand in size and importance after the AT&T merger closes. Here’s a look at both SBC’s international portfolio today and a snapshot of AT&T’s global reach.

A research paper released by the Communications Workers of America has determined that the merger of SBC and AT&T “is in the best interests of consumers and industry employees throughout the United States because it will reinvigorate AT&T’s declining business” and present no harm to competition. Read it here.

Utah and Virginia have recently been added to the list of states where we’ve cleared merger regulatory hurdles. Bookmark our merger map for the latest on where things stand.

Switch from cable to SBC | DISH Network and get three months of free service: That’s our offer to qualified customers in select markets. Here’s more on a promotion designed to give customers more choice at a great price. Our latest commercial also reminds customers that SBC | DISH Network is a great value (click on the Press Conference ad under SBC | DISH Network).

An annual survey of 200 corporate chief information officers ranked SBC at or near the top among telecom companies when it comes to service, product integration and customer support. These CIOs said SBC sharply improved service over the past year, offers the best value for the price and has one of the best long-distance products on the market. They also noted that a combined SBC-AT&T would rank at the top overall, well ahead of a combined Verizon-MCI.

SBC made a compelling case at SUPERCOMM last week that taking a “light touch” approach to regulation is the best way to encourage competition and investment in the video market. Forrest Miller, who leads SBC’s external affairs and planning groups, presented our position at SUPERCOMM 2005, one of the largest and most influential telecom trade shows in the world. Consumers want more choice, Miller said, and the rules must serve the public interest.

More on SUPERCOMM: SBC played a huge role at this year’s event, held last week in Chicago and attended by more than 25,000 participants. In addition to Forrest Miller’s presentation, SBC was represented on 20 high-profile panels that addressed Project Lightspeed, IPTV, wireline-wireless convergence and other topics that will shape the industry’s future.

In Connecticut, a landmark bill that moves us much closer to a fully level playing field for all telecommunications competitors passed nearly unanimously in the state legislature and has gone to the governor for signature. Expected to become law on

July 1, the bill would regulate most SBC services in the same manner as our competitors’ services are regulated.

Refer-A-Friend, which rewards customers with gift cards when they make closed referrals for SBC Yahoo! DSL, SBC | DISH Network, SBC Long Distance or a winback, has been extended through the end of the year. Go here for details.

Also…

One of our Wireline 9 initiatives is winning in the VoIP markets, and a new, three-year contract with Ascent Aerospace will help us reach that crucial goal.

Summer savings: Anheuser-Busch is offering SBC employees a 20 percent discount on one-day tickets to most of its theme parks, including Sea World and Busch Gardens. Go here to learn more and buy tickets online.

Did you know?

SBC provides service to customers in Spanish, Polish and six Asian languages, but by the end of May, more than 11,000 California customers were doing business with us in one of the 150 additional languages offered through our relationship with Language Line, the only global provider of on-demand interpretation services. The most frequently requested language, by far, is Russian, followed by Armenian, Hmong, Farsi and Punjabi.

Quote of the week…

“Great opportunity lies ahead. But we must ensure that public policy connects, not collides, with this opportunity.”

— Forrest Miller, SBC Group President–External Affairs and Planning, in remarks at SUPERCOMM 2005 last week

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283). Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.